CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

July 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration No. 333- 280074 (the “Registration Statement”)

Ladies and Gentlemen:

Please be advised that the Company hereby requests withdrawal of the above-referenced Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was originally filed on June 10, 2024 and has not been declared effective. The Company has determined not to proceed with the planned offering and confirms that no securities were sold in connection with the offering. Accordingly, the Company hereby requests withdrawal of the Registration Statement as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Very truly yours,

CNS Pharmaceuticals, Inc.

By: /s/ Christopher Downs
Name: Christopher Downs
Title: Chief Financial Officer